As filed with the Securities and Exchange Commission on August 14, 2017

1933 Act File No. 333-209496
1940 Act File No. 811-23137

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM N-2

____________________

☒	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐	Pre-Effective Amendment No.

☒	Post-Effective Amendment No. 4

☒	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒	Post-Effective Amendment No. 4

____________________

SIERRA TOTAL RETURN FUND

(Exact name of registrant as specified in charter)

____________________

280 Park Ave, 6th Floor East
New York, NY 10017

(Address of principal executive offices)

(212) 759-0777

(Registrant’s telephone number, including area code)

Seth Taube
Chief Executive Officer
280 Park Ave, 6th Floor East
New York, NY 10017

(Name and address of agent for service)

____________________

Copies of information to:

Steven B. Boehm, Esq.
Harry S. Pangas, Esq.
Payam Siadatpour, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, NW, Suite 700,
Washington, District of Columbia 20001
Tel. No. (202) 383-0100
Fax No. (202) 637-3593	Heath D. Linsky, Esq. Lauren B. Prevost, Esq. Morris, Manning & Martin, LLP 1600 Atlanta Financial Center 3343 Peachtree Road, N.E. Atlanta, Georgia 30326-1044 Tel. No. (404) 233-7000

____________________

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a distribution reinvestment plan, check the following box. ☒

EXPLANATORY NOTE

This Post-Effective Amendment No.4 to the Registration Statement on Form N-2 (File Nos. 333-209496 and 811-23137) of Sierra Total Return Fund (the "Registration Statement") is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the "Securities Act"), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No.4 consists only of a facing page, this explanatory note, and Part C of the Registration Statement, which sets forth the exhibits to the Registration Statement. This Post-Effective Amendment No.4 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No.4 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

SIERRA TOTAL RETURN FUND

PART C – OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1.	Financial Statements

Part A: Not applicable, as the Fund has not commenced operations.

Part B: Statement of Assets and Liabilities as of August 11, 2016

Statement of Operations for the period from January 26, 2016 (Organization of Trust) to August 11, 2016

Statement of Assets and Liabilities as of December 31, 2016 (unaudited)

Statement of Operations for the six months period December 31, 2016 (unaudited)

2.	Exhibits

a.	(1) Certificate of Trust(1)

(2)	Form of Restated Certificate of Trust(2)

(3)	Form of Declaration of Trust(2)

(4)	Form of Amended and Restated Agreement and Declaration of Trust(2)

b.	By-laws(2)

c.	Not Applicable

d.	(1) Instruments Defining Rights of Security Holders. See Article III, “Shares” and Article V “Shareholders’ Voting Powers and Meetings” of the Registrant’s Declaration of Trust

(2)	Multiple Class Plan(4)

e.	Distribution Reinvestment Plan(2)

f.	Not Applicable

g.	Form of Investment Management Agreement(2)

h.	(1) Form of Distribution Agreement(2)

(2)	Amended and Restated Distribution and Shareholder Services Plan(4)

(3)	Amended and Restated Dealer Manager Agreement**

(4)	Form of Transfer Agency Agreement(3)

(5)	Wholesale Marketing Agreement**

i.	Not Applicable

j.	Form of Custody Agreement by and between the Fund and U.S. Bank, N.A.(2)

k.	(1) Form of Administration Agreement(2)

(2)	Form of Sub-Administration Agreement(2)

(3)	Second Amended and Restated Expense Support Agreement**

(4)	First Amendment to the Second Amended and Restated Expense Support Agreement(6)

(5)	Form of Indemnification Agreement(2)

l.	Opinion of Richards, Layton & Finger, P.A.(4)

m.	Not Applicable

n.	Consent of Ernst & Young LLP(4)

o.	Not Applicable

p.	(1) Subscription Agreement between Sierra Total Return Fund and the Investor relating to Class A, Class T, Class I, and Class L shares**

(2)	Subscription Agreement between Sierra Total Return Fund and the Investor relating to Class S shares**

r.	Code of Ethics — Jointly Adopted by the Fund and the Adviser(2)

______________

*	To be filed by amendment

**	Filed herewith

(1)	Previously filed as an exhibit to the Registration Statement on Form N-2 (File Nos. 333-209496 and 811-23137), as filed with the SEC on February 12, 2016, and incorporated herein by reference

(2)	Previously filed as an exhibit to the Pre-Effective Amendment No. 2 of the Registration Statement on Form N-2 (File Nos. 333-209496 and 811-23137), as filed with the SEC on November 4, 2016, and incorporated herein by reference

(3)	Previously filed as an exhibit to the Pre-Effective Amendment No. 3 of the Registration Statement on Form N-2 (File Nos. 333-209496 and 811-23137), as filed with the SEC on November 9, 2016, and incorporated herein by reference.

(4)	Previously filed as an exhibit to the Post-Effective Amendment No. 2 of the Registration Statement on Form N-2 (File Nos. 333-209496 and 811-23137), as filed with the SEC on July 20, 2017, and incorporated by reference.

(5)	Previously filed as an exhibit to the Post-Effective Amendment No. 3 of the Registration Statement on Form N-2 (File Nos. 333-209496 and 811-23137), as filed with the SEC on July 26, 2017, and incorporated by reference.

Item 26. Marketing Arrangements

Not Applicable.

Item 27. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this registration statement:

SEC registration fees		$100,700
Blue Sky		$2,000
Advertising and sales literature	$	*
Accounting fees and expenses		$30,000
Legal fees and expenses		$182,188
Printing	$	*
Seminars	$	*
Miscellaneous fees and expenses		$9,843
Total		$324,731

______________

*	To be completed by amendment.

The amounts set forth above, except for the SEC and FINRA fees, are in each case estimated and assume that the Registrant sells all of the shares being registered by this registration statement. All of the expenses set forth above shall be borne by the Registrant.

Item 28. Persons Controlled by or Under Common Control with Registrant

No person is directly or indirectly under common control with the Registrant, except that the Registrant may be deemed to be controlled by the Adviser and Medley because the Medley person will provide 100% of the initial capitalization of the Registrant and the Adviser is controlled by Medley.

Item 29. Number of Holders of Securities

The following table sets forth the number of record holders of the Registrant’s shares as of June 30, 2017.

Title of Class	Number of Record Holders
Shares of Beneficial Ownership (Class T)	1

Item 30. Indemnification

Reference is made to Article VIII, Section 2 of the Registrant’s Restated Agreement and Declaration of Trust (the “Declaration of Trust”), Section 7 of the Registrant’s Distribution Agreement, Section 9 of the Investment Management Agreement, Section 7 of the Administration Agreement, and Section of the Dealer Manager Agreement, which are filed herewith. The Registrant hereby undertakes that it will comply the indemnification provisions of the Declaration of Trust, Distribution Agreement, the Investment Management Agreement, the Administration Agreement, and the Dealer Manager Agreement in a manner consistent with Investment Company Act Releases 11330 and 7221, so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect. The Registrant maintains insurance on behalf of any person who is or was an independent trustee, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “1933 Act”) may be permitted to Trustees, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which the investment adviser of the Registrant, and each member, director, executive officer, or partner of any such investment adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, trustee, officer, employee, partner or director, is set forth in the Registrant’s prospectus in the section entitled “Management of the Fund.” Information as to the members and officers of the Adviser is included in its Form ADV as filed with the SEC (File No. 801-107855), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

DST Systems, Inc., the Transfer Agent maintains certain required accounting related and financial books and records of the Registrant at P.O. Box 219731, Kansas City, MO 64121-9731. U.S. Bank, N.A., the Fund’s custodian, maintains certain required accounting related and financial books and records of the Registrant at One Federal Street, Boston, MA 02110. ALPS Distributors, Inc., the Fund’s distributor, maintains certain required accounting related and financial books and records of the Registrant at 1290 Broadway, Suite 1100, Denver, CO 80203. The other required books and records are maintained by the Adviser at 280 Park Ave, 6th Floor East, New York, NY 10017.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

1.	The Registrant undertakes to suspend the offering of Shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the NAV of the Fund declines more than ten percent from its NAV as of the effective date of the registration statement or (2) the NAV of the Fund increases to an amount greater than its net proceeds as stated in the prospectus.

2.	The Registrant undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (a) (i) to include any prospectus required by

Section 10(a)(3) of the 1933 Act; (ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement. (b) For the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. (c) The Registrant undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering. (d) The Registrant undertakes that, for the purpose of determining liability under the 1933 Act, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use. (e) The Registrant undertakes that, for the purpose of determining liability under the 1933 Act, in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act; (ii) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

3.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, the Registrant’s statement of additional information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment No.4 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 14th day of August, 2017.

SIERRA TOTAL RETURN FUND

By:	/s/ Seth Taube Name: Seth Taube Title: Chairman of the Board of Trustees, Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No.4 to the registration statement has been signed below by the following persons in the capacities indicated on the 14th day of August, 2017. This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

Signature	Title

/s/ Seth Taube	Chairman of the Board of Trustees,
Seth Taube	Chief Executive Officer
(Principal executive officer)

/s/ Christopher M. Mathieu	Chief Financial Officer
Christopher M. Mathieu	(Principal financial and accounting officer)

/s/ *	Trustee
Brook Taube

/s/ *	Trustee
Jonathan Gregory Coules

/s/ *	Trustee
John Hathaway Dyett

/s/ *
Anthony E. Gellert	Trustee

*	Signed by Seth Taube pursuant to a power of attorney signed by each individual and filed with Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2, on November 4, 2016.